UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

13 May, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 13 May, 2026, Guardian Metal Resources PLC issued a press release titled “Tempiute Historical Mine Tailings Update.”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 13 May, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Tempiute Historical Mine Tailings Update dated 13 May, 2026.

13 May 2026

Guardian Metal Resources PLC

('Guardian Metal' or the 'Company')

Tempiute Tungsten Project Historical Mine Tailings Update

Guardian Metal Resources PLC (NYSE.A:GMTL, LON:GMET, OTCQB:GMTLF), a strategic mineral exploration company focused on tungsten in Nevada, USA, is pleased to announce an update relating to historical mine tailings present at the Company's Tempiute Tungsten Project ("Tempiute" or the "Project") located in south-central Nevada less than 250 miles (402 km) southeast of the Company's Pilot Mountain Tungsten Project. Tempiute, formerly known as the Emerson Tungsten Mine, is a significant past producing tungsten mine, which was originally discovered in 1916 and most recently operated during the 1980s. The Company is evaluating near-term resource and tungsten production opportunities across the extensive former producing mine, with the identification of tailings from decades of historical production adding a compelling new dimension to the Project.

As a critical defense metal, tungsten has been designated as a strategic priority by the U.S. government. Guardian Metal's mission is to establish its co-flagship tungsten projects as the cornerstone of U.S. mined tungsten supply, directly supporting national efforts to re-establish domestic production. This is intended to help the U.S. reduce reliance on foreign supply chains, strengthen economic and defense security, and deliver long-term value for shareholders.

Oliver Friesen, CEO of Guardian Metal, commented:

"Tempiute has a long and well-documented tungsten production history, and we believe the historical tailings represent a unique opportunity warranting further investigation, one that could provide near-term support to the U.S. tungsten supply chain alongside a meaningful reclamation outcome. Our initial assessment has confirmed the presence of tungsten across a substantial surface footprint. As a result we are advancing towards an auger drilling program which will help us better understand the characteristics of the material subsurface.

"With tungsten recognised as a critical defense metal and domestic supply a priority for the U.S. government, this work is very timely. Furthermore we are encouraged by the results of our investigations to date."

HIGHLIGHTS

●
Guardian Metal is evaluating the potential of recovering tungsten and other metals from the historic tailings at Tempiute, with a view to provide an opportunity for near-term, domestically sourced tungsten in the U.S.

●
Through detailed mapping and sampling, the surface area footprint of historical tungsten-enriched mine tailings at Tempiute (the "Tempiute Tailings") has been determined to cover approximately 550 acres (2.23 km²).

●
As a result, Guardian Metal has expanded its mineral rights position significantly, staking 193 claims and increasing its overall Tempiute footprint by over 375% to secure what the Company strongly believes to be the full extent of the Tempiute Tailings. This expansion runs parallel to the Company's appropriate environmental inquiry.

●
An auger drilling program is planned to commence in June 2026, subject to receipt of required permits, and will enable characterization of the tailings material and surrounding soils for environmental evaluation and assessment of the tungsten resource potential.

●
The combination of modern recovery methods and elevated tungsten prices makes this an increasingly compelling near-term domestic tungsten supply opportunity, while also offering a meaningful reclamation outcome.

●
Previously milled material sitting at surface, combined with existing on-site infrastructure, means the cost and development timeline of a reprocessing operation could compare favourably to a conventional tungsten mining project, subject to confirmation of sufficient tailings tonnage and grade.

Background

To determine the economic and environmental remediation potential of historical mine tailings at Tempiute, the Company undertook a detailed mapping and sampling program across the entire historical mine tailings area.

Evaluation of publicly available production records, dating back to the 1930s, was correlated with satellite imagery, spectral analysis, and ground mapping to identify the tailings footprint extending down slope from the Tempiute mine. Follow up ground investigation and surface sampling delineated a large tungsten-enriched zone and confirmed the extent of the historical mine tailings area to cover a surface footprint of approximately 550 acres (2.23 km²). Sampling also provided an initial characterisation of the material, verifying the presence of tungsten and other metals.

As a result, Guardian Metal expanded its mineral rights position significantly, staking 193 mining claims and increasing the overall Tempiute Project footprint by over 375%, to secure what the Company believes to be the full extent of the historical tailings.

Subject to receipt of the required permits, an auger drilling program is planned to commence in June 2026 to characterise the tailings material and surrounding soils for environmental evaluation and resource potential. This work will advance the Company's environmental inquiry and enable determination of the potential for a tungsten resource.

Next Steps

The Company has submitted a Notice to the Bureau of Land Management and the Nevada Division of Environmental Protection for the proposed auger drilling program. Subject to approval, the auger drilling program is targeted to commence in June 2026 and is expected to take approximately three months to complete. The program is designed to allow the Company to make all appropriate inquiries regarding current environmental conditions on site, while estimating the total volume and grade of tungsten and base/precious-metal bearing material present.

In parallel, an independent metallurgical study will be completed to determine the most effective method of recovering tungsten and other metals from the tailings, with results expected in the coming months. This study will also characterize the geochemistry of the tailings post tungsten recovery to inform the final reclamation design of the site.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (which forms part of domestic UK law pursuant to the European Union (Withdrawal) Act 2018). The Directors of the Company are responsible for this announcement.

Forward Looking Statements

This announcement contains forward-looking statements relating to expected or anticipated future events and anticipated results that are forward-looking in nature, and, as a result, are subject to certain risks and uncertainties, including general economic, market and business conditions, competition for qualified staff, the regulatory process and actions, technical issues, new legislation, potential delays or changes in plans, uncertainties resulting from operating in a new political jurisdiction, uncertainties regarding the results of exploration, the timing and granting of prospecting rights, the timing and granting of regulatory and other third party consents and approvals, Guardian Metal's or any third party's ability to execute and implement future plans, and the occurrence of unexpected events.

Forward-looking statements are subject to risks and uncertainties, including those described in the Company's filings with the U.S. Securities and Exchange Commission. Guardian Metal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This announcement does not purport to be full or complete. No reliance may or should be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. The information in this announcement is subject to change.

For further information visit www.Guardianmetalresources.com or contact the following:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7583 8304
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR Emily Moss/Josephine Clerkin	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk

About Guardian Metal Resources

Guardian Metal Resources PLC (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF) is a strategic mineral exploration company driving the revival of U.S. mined tungsten production and strengthening America's defense metal independence. The Company is advancing two co-flagship tungsten projects, Pilot Mountain, one of the largest undeveloped tungsten deposits in the U.S. and Tempiute, formerly America's largest producing tungsten operation, both located in Nevada, one of the top-rated mining jurisdictions in the United States.

In July 2025, the U.S. Department of War (DoW) under Title III of the Defense Production Act of 1950, as amended, invested U.S. $6.2M in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the Pilot Mountain PFS. The Company completed a U.S. listing on the NYSE American on March 20, 2026.

Tungsten is a strategic metal critical to the defense, energy transition, technology, and industrial sectors. In the context of shifting geopolitical dynamics and tightening Chinese export restrictions, Guardian Metal is well positioned to play a leading role in re-establishing a secure, domestically mined U.S. supply chain for this vital defense metal.

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